EXHIBIT 99.2

VOX ROYALTY CORP.
Form of Proxy – Annual General and Special Meeting to be held on May 27, 2026

Appointment of Proxyholder I/We being the undersigned holder(s) of Vox Royalty Corp. hereby appoint Kyle Floyd, CEO or failing this person, Pascal Attard, CFO	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the  Annual General and Special Meeting of Vox Royalty Corp. to be held virtually at https://meetings.lumiconnect.com/400-922-524-247 at TBD or at any adjournment thereof.

1.	Election of Directors.	For	Withhold			For	Withhold			For	Withhold
a.	Kyle Floyd	☐	☐	b.	Rob Sckalor	☐	☐	c.	W. Alastair McIntyre	☐	☐
d.	Luis Azevedo	☐	☐	e.	Joseph Gallucci	☐	☐
2.	Appointment of Auditors. Appointment of PricewaterhouseCoopers LLP as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration.									For	Withhold
										☐	☐
3.

Omnibus Long Term Incentive Plan. (a) The 2026 Omnibus Long-Term Incentive Plan (the “2026 OLTIP”) of the Company as described in the Company’s Management Proxy Circular for the Annual and Special Meeting of the Company dated May 27, 2026, is hereby approved and confirmed and the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute and deliver on behalf of the Company all such documents, agreements and other writings as may be required, which in his or her opinion he or she deems necessary and in the best interest of the Company, in order to give effect to the true intent of this resolution; (b) all unallocated options, rights or other entitlements under the 2026 OLTIP be and are hereby authorized and approved, which approval shall be effective until May 27, 2029, being the date that is three years from the date of the shareholder meeting at which shareholder approval is being sought, and (c) the Board is hereby authorized to make such amendments to the form of the 2026 OLTIP from time to time as may be necessary in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company.

										For ☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.							Signature(s):			Date

I/we authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.

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Annual Financial Statements – Check the box to the right if you would like to RECEIVE the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.  See reverse for instructions to sign up for delivery by email.

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 DN:

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INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR

PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by TBD, on May 25, 2026.

Notes to Proxy

1.

Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.

2.

If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.

The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

To Vote Your Proxy Online please visit:

https://vote.odysseytrust.com

You will require the CONTROL NUMBER printed with your address to the right.

You can attend the meeting virtually by visiting https://meetings.lumiconnect.com and entering the meeting ID 400-922-524-247. For further information on the virtual meeting and how to attend it, please view the management information circular of the company.

If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at  https://odysseytrust.com/ca-en/help/.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.

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